FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
RECEIVED
PROCESSING
APR 29 2004
WASH. D.C.
161
SECTION

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 28, 2004, Series 2004-4	333-113187

Name of Person Filing the Document
(If Other than the Registrant)


04027883

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: 
Name: Richard Johnson
Title: Chief Financial Officer

Dated: April 28, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2004-4
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2004-4

$[1,244,270,000]
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Revised Preliminary Structural Term Sheet **Date Revised: April 21, 2004**

$[1,244,270,000] (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2004-4

Class (1)(2)	Approximate Bond Balance (3)	Tranche Type	WAL (Yrs.) Call/Mat (4)(5)	Modified Duration (Yrs.) Call/Mat (4)(5)	Payment Window (Mos.) Call/Mat (4)(5)	Expected Rating (S&P / Moody's) (6)	Last Scheduled Payment Date
1-A-1	745,302,000	Floating Rate Senior	2.31 / 2.74	2.28 / 2.67	1-57 / 1-170	AAA/Aaa	September 2034
1-A-2	100,000,000	Floating Rate Super Senior	2.31 / 2.74	2.28 / 2.67	1-57 / 1-170	AAA/Aaa	September 2034
1-A-3	11,000,000	Floating Rate Senior Support	2.31 / 2.74	2.27 / 2.66	1-57 / 1-170	AAA/Aaa	September 2034
1-M-1	39,160,000	Floating Rate Mezzanine	2.31 / 2.74	2.26 / 2.65	1-57 / 1-170	AA+/Aa1	September 2034
1-M-2	36,549,000	Floating Rate Mezzanine	2.31 / 2.74	2.26 / 2.65	1-57 / 1-170	AA+/Aa2	September 2034
1-M-3	23,496,000	Floating Rate Mezzanine	2.31 / 2.74	2.26 / 2.64	1-57 / 1-170	AA/Aa3	September 2034
1-M-4	26,106,000	Floating Rate Mezzanine	2.31 / 2.74	2.24 / 2.61	1-57 / 1-170	AA/A1	September 2034
1-M-5	28,717,000	Floating Rate Mezzanine	2.31 / 2.74	2.23 / 2.60	1-57 / 1-170	A+/A2	September 2034
1-M-6	33,940,000	Floating Rate Mezzanine	2.31 / 2.74	2.22 / 2.58	1-57 / 1-170	A/A3	September 2034
2-A	163,000,000	Fixed Rate Senior	2.85 / 3.73	2.58 / 3.20	1-57 / 1-215	AAA/Aaa	September 2034
2-M-1	10,000,000	Fixed Rate Mezzanine	2.85 / 3.73	2.56 / 3.17	1-57 / 1-215	AA/Aa2	September 2034
2-M-2	14,000,000	Floating Rate Mezzanine	2.85 / 3.73	2.73 / 3.46	1-57 / 1-215	A/A2	September 2034
2-B	13,000,000	Floating Rate Subordinate	2.85 / 3.73	2.67 / 3.34	1-57 / 1-215	BBB/Baa2	September 2034
Total:	**$1,244,270,000**						

(1) The Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds (together, the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds (together, the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The Group 1 Bonds and Group 2 Bonds, respectively, are subject to a cap equal to the lesser of (i) 11.25% and (ii) the applicable Available Funds Rate (as described below).

(3) The bond balances are subject to a +/-5% variance.

(4) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Group 1 Class A Bonds will increase 2.0x, (ii) the margin for the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 2-M-2 and Class 2-B Bonds will increase 1.5x and (iii) the coupon on the Class 2-A and Class 2-M-1 Bonds will increase by 0.50%.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, Kyle Beauchamp, (212) 438-2505; Moody's, Ido Gonen, (212) 553-0323.

Trust:	Impac CMB Trust Series 2004-4.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before June 1, 2004 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Group 1 Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Group 1 Subsequent Mortgage Loans, no later than three months after the date of transfer. Commencing on or before June 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Group 2 Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Group 2 Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriters:	Countrywide Securities Corporation (Co-Lead Manager) and Bear, Stearns & Co. Inc. (Co-Lead Manager).
Selling Group:	Mischler Financial Group, Inc.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of (i) the Class 1-A-1, Class 1-A-2 and Class 1-A-3 (together, the "Group 1 Class A Bonds"), (ii) the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds (together, the "Group 1 Class M Bonds" and together, with the Group 1 Class A Bonds, the "Group 1 Bonds") and (iii) the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds (together, the "Group 2 Bonds").
Floating Rate Bonds:	The "Floating Rate Bonds" will consist of the Group 1 Bonds and the Class 2-M-2 and Class 2-B Bonds.
Fixed Rate Bonds:	The "Fixed Rate Bonds" will consist of the Class 2-A and Class 2-M-1 Bonds.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class 2-A and Class 2-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	April 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of April 1, 2004, or the origination date of such Mortgage Loan. For each Group 1 or Group 2 Subsequent Mortgage Loan, the later of the first day of the month in which the Group 1 or Group 2

	Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Group 1 or Group 2 Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Group 1 and Group 2 Pre-Funding Account on the Closing Date.
Expected Pricing Date:	April [23], 2004.
Expected Closing Date:	April [30], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in May 2004.
Accrued Interest:	The price to be paid by investors for the Floating Rate Bonds will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Fixed Rate Bonds will include accrued interest up to, but not including, the Closing Date (29 days of accrued interest).
Interest Accrual Period:	With respect to the Floating Rate Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Fixed Rate Bonds and any Payment Date, the calendar month preceding the month in which such Payment Date occurs (on a 30/360 basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Mortgage Loans and the Group 1 and Group 2 Pre-Funded Amount is less than or equal to 20% of the Cut-off Date Balance, and (ii) the Payment Date occurring in May 2014.
Pricing Prepayment Speed:	The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR and (ii) with respect to the Group 2 Mortgage Loans, 100% PPC, which assumes 7.20% CPR in month 1, an additional 1/11th of 16.80% CPR for each month thereafter, building to 24% CPR in month 12 and remaining constant at 24% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,244,271,246, of which: (a) approximately $943,838,408 and $100,432,539, respectively, consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties and fixed rate residential mortgage loans secured by second liens on the related mortgaged properties, respectively (the "Group 1 Mortgage Loans") and (b) approximately $200,000,298 consist of a pool of fixed rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be

included in the Trust on the Closing Date or, with respect to the Group 1 and Group 2 Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than $261,067,000 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the purpose of the Group 1 Bonds. From the Closing Date to no later than May 30, 2004 (the "Group 1 Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Group 1 Bonds on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $50,000,000 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the purpose of the Group 2 Bonds. From the Closing Date to no later than May 30, 2004 (the "Group 2 Funding Period"), the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Group 2 Bonds on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Bond Interest Rate: The Bond Interest Rate on each Class of Group 1 Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the related margin for such Class, (b) the Group 1 Available Funds Rate, and (c) a fixed cap of 11.25% for the Group 1 Bonds. The Bond Interest Rate on each Class of Group 2 Bonds for any Payment Date will be equal to the least of (a) for the Class 2-A and Class 2-M-1 Bonds, the fixed rate for each Class and for the Class 2-M-2 and Class 2-B Bonds, one-month LIBOR plus the related margin for such Class, (b) the Group 2 Available Funds Rate, and (c) a fixed cap of 11.25% for the Group 2 Bonds.

Premium Rate: Approximately 8.86% and 5.10% of the Group 1 and Group 2 Mortgage Loans, respectively, by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan or Group 2 Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loans. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 and Mortgage Loans and Group 2 Mortgage Loans is approximately 0.088% and 0.048%, respectively.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable rate first lien residential Mortgage Loans and [0.750%] for the fixed rate second lien residential Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0039]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (a) and (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 2 Mortgage Loans (which is expected to be approximately [0.250]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0039]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, in the case of the Class 2-M-2 and Class 2-B Bonds, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Any of the Group 1 Available Funds Rate or Group 2 Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) for the Group 1 Bonds, interest accrued on the related Bonds at the lesser of 1-Month LIBOR plus the related margin and 11.25%; for the Class 2-A and Class 2-M-1 Bonds, the lesser of the fixed rate for each Class and 11.25%, and for the Class 2-M-2 and Class 2-B Bonds, the lesser of 1-month LIBOR plus the related margin for such Class and 11.25%, over (b) interest accrued on the related Mortgage Loans at the applicable Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts") on each Payment Date, plus unpaid Basis Risk Shortfall Amounts from prior Payment Dates, to the extent previously unreimbursed by the related Derivative Contracts (as defined below) and Excess Cash Flow related to each Group, as described under "Priority of Payments" below, will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow related to each Group, as described under "Priority of Payments" below, or the related Derivative Contracts. Excess Cash Flow relating to one Group will not be available to cover Basis Risk Shortfall Amounts related to the other Group. Basis

Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $535,267,200 on April 25, 2004, will increase to $563,877,400 on May 25, 2004 and will decline thereafter. The increases in notional amounts on the Derivative Contracts will be as a result of some Derivative Contracts to be deposited into the trust on the Closing Date having later start dates than others. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 1 Bonds, first, *pro rata*, to the Group 1 Class A Bonds, then, sequentially, to the Group 1 Class M Bonds, any Basis Risk Amounts relating to the Group 1 Bonds.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate balance of the Group 1 Bonds.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	**S&P / Moody's**	**Subordination (after required target is reached)**
Group 1 Class A	AAA/Aaa	18.65%
1-M-1	AA+/Aa1	14.90%
1-M-2	AA+/Aa2	11.40%
1-M-3	AA/Aa3	9.15%
1-M-4	AA/A1	6.65%
1-M-5	A+/A2	3.90%
1-M-6	A/A3	0.65%
2-A	AAA/Aaa	19.00%
2-M-1	AA/Aa2	14.00%
2-M-2	A/A2	7.00%
2-B	BBB/Baa2	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Group 1 Overcollateralization. The required initial Group 1 Overcollateralization will be approximately zero and will remain at approximately zero through the Payment Date occurring in October 2004, after which time the required target Group 1 Overcollateralization will increase to 0.65% of the sum of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance") and the Group 1 Pre-Funded Amount (approximately $6,787,761).

   a. *Stepdown of Group 1 Overcollateralization*: On or after the Group 1 Stepdown Date and for so long as a Group 1 Trigger Event (the parameters of the "Group 1 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 1 Overcollateralization will equal the greatest of (i) an amount equal to 1.30% of the then current aggregate unpaid principal balance of the Group 1 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the sum of the Group 1 Cut-off Date Balance and the Group 1 Pre-Funded Amount. As used herein, "Group 1 Stepdown Date" shall mean the later of (a) the Payment Date occurring in May 2007, and (b) the first Payment Date on which the aggregate principal balance of the Group 1 Mortgage

Loans is less than or equal to 50% of the sum of the Group 1 Cut-off Date Balance and Group 1 Pre-Funded Amount.

b. *Group 1 Trigger Event:* Upon the occurrence of a Group 1 Trigger Event on or after the Group 1 Stepdown Date, and for so long as such Group 1 Trigger Event is in effect, the Group 1 Overcollateralization Target will equal the Group 1 Overcollateralization Target on the immediately preceding Payment Date.

2. Group 2 Overcollateralization. The required initial Group 2 Overcollateralization will be approximately zero and will remain at approximately zero through the Payment Date occurring in October 2004, after which time the required target Group 2 Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (such balance the "Group 2 Cut-off Date Balance") and the Group 2 Pre-Funded Amount (approximately $1,000,000). The required Group 2 Overcollateralization amount does not stepdown.

3. Excess Cash Flow. "Group 1 Excess Cash Flow" and "Group 2 Excess Cash Flow" for any Payment Date and group of Bonds will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" and "Group 2 Priority of Payments," respectively, below.

4. Subordination. The Group 1 Class M Bonds and Class 2-B, Class 2-M-2 and Class 2-M-1 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under *"Realized Losses"* below. The Class 1-A-3 Bonds will provide additional subordination to the Class 1-A-2 Bonds only, to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Following the reduction of any Group 1 Overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied to the Group 1 Class M Bonds and the Group 1 Class A Bonds, beginning with the Class 1-M-6 Bonds, then to the Class 1-M-5 Bonds, then to the Class 1-M-4 Bonds, then to the Class 1-M-3 Bonds, then to the Class 1-M-2 Bonds, then to the Class 1-M-1 Bonds and, thereafter, to the Group 1 Class A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-2 Bonds will instead be applied to the Class 1-A-3 Bonds until the Class 1-A-3 Bonds have been reduced to zero (any realized losses thereafter will reduce the outstanding principal balance of the Class 1-A-2 Bonds). Any Realized Losses allocated to the Group 1 Class M Bonds and Group 1 Class A Bonds will not bear interest and will be reimbursed as provided below in *"Group 1 Priority of Payments."*

Following the reduction of any Group 2 Overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied to the Group 2 Bonds (except for the Class 2-A Bonds), beginning with the Class 2-B Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-M-1 Bonds. Any Realized Losses allocated to the Group 2 Bonds (except for the Class 2-A Bonds) will not bear interest and will be reimbursed as provided below in *"Group 2 Priority of Payments."*

Allocated Realized Loss Amount:

With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions:

Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 1 Bonds (such amount the "Group 1 Principal Distribution Amount").

Group 1 Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 1 interest funds, sequentially to (i) concurrently, to the Group 1 Class A Bonds and (ii) sequentially to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds;
2. From Group 1 available funds, on a *pro rata* basis, the Group 1 Principal Distribution Amount to the Group 1 Bonds;
3. Group 1 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 1 Bonds on a *pro rata* basis to build or restore Group 1 Overcollateralization to the required Group 1 Overcollateralization Target amount;
4. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to (i) *pro rata,* based on related Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Group 1 Class A Bonds; provided, however, that any amounts payable to the Class 1-A-3 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-2 Bonds (if any) and (ii) sequentially, to the Group 1 Class M Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to (i) concurrently, to the Group 1 Class A Bonds and (ii) sequentially, to the Group 1 Class M Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to (i) concurrently, to the Group 1 Class A Bonds and (ii) sequentially, to the Group 1 Class M Bonds, to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, *pro* rata, as principal to the Group 2 Bonds to restore the Group 2 Overcollateralization, which may have been reduced by Realized Losses on the Group 2 Mortgage Loans, to the Group 2 Overcollateralization Target (after application of Group 2 Excess Cash Flow);
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class 2-M-1, Class 2-M-2 and Class 2-B Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

Group 2
Principal Distributions:

Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 2
Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 2 interest funds, sequentially, to the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds;
2. From Group 2 available funds, on a *pro rata* basis, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. Group 2 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 2 Bonds on a *pro rata* basis to build or restore Group 2 Overcollateralization to the required Group 2 Overcollateralization Target amount;
4. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 2-M-1, Class 2-M-2 and Class 2-B Bonds, in respect of Allocated Realized Losses;
5. Group 2 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Class 2-A, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds, to cover any Group 2 Basis Risk Amounts;
7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Group 1 Bonds to restore the Group 1 Overcollateralization, which may have been reduced by Realized Losses on the Group 1 Mortgage Loans, to the Group 1 Overcollateralization Target (after application of Group 1 Excess Cash Flow);
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to (i) *pro rata*, based on Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Group 1 Class A Bonds; provided, however, that any amounts payable to the Class 1-A-3 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class 1-A-2 Bonds (if any) and (ii) sequentially, to the Group 1 Class M Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2004-4, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$745,302,000
Pass-Thru Margin (pre-step-up):	0.28%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	28	28	28	28	28
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.96	2.89	2.28	1.43	1.13
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	41	32	32	32	32
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	16.24	3.37	2.67	1.67	1.31
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 1-A-2

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$100,000,000
Pass-Thru Margin (pre-step-up):	0.26%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	26	26	26	26	26
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.97	2.89	2.28	1.43	1.13
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	38	30	30	30	30
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	16.28	3.37	2.67	1.67	1.31
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 1-A-3

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$11,000,000
Pass-Thru Margin (pre-step-up):	0.38%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	38	38	38	38	38
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.92	2.88	2.27	1.43	1.13
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	43	44	43	43
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	16.04	3.36	2.66	1.67	1.31
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 1-M-1

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$39,160,000
Pass-Thru Margin (pre-step-up):	0.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.86	2.87	2.26	1.43	1.13
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	61	53	54	54	54
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	15.87	3.34	2.65	1.66	1.31
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 1-M-2

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$36,549,000
Pass-Thru Margin (pre-step-up):	0.55%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	55	55	55	55
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.84	2.87	2.26	1.43	1.13
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	59	59	59	59
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	15.78	3.34	2.65	1.66	1.31
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 1-M-3

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$23,496,000
Pass-Thru Margin (pre-step-up):	0.60%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.81	2.86	2.26	1.43	1.12
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	64	64	64	64
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	15.69	3.33	2.64	1.66	1.31
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 1-M-4

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$26,106,000
Pass-Thru Margin (pre-step-up):	1.10%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	110	110	110	110	110
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.58	2.83	2.24	1.41	1.12
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	133	117	118	118	118
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	14.85	3.27	2.61	1.64	1.30
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 1-M-5

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$28,717,000
Pass-Thru Margin (pre-step-up):	1.20%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	120	120	120	120	120
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.54	2.82	2.23	1.41	1.12
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	145	128	128	128	128
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	14.69	3.26	2.60	1.64	1.30
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 1-M-6

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$33,940,000
Pass-Thru Margin (pre-step-up):	1.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	150	150	150	150	150
WAL (yr)	9.52	2.95	2.31	1.44	1.13
MDUR (yr)	8.41	2.80	2.22	1.41	1.11
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	180	160	160	160	160
WAL (yr)	18.75	3.49	2.74	1.69	1.32
MDUR (yr)	14.23	3.23	2.58	1.63	1.29
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Apr34	Sep21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2004-4, Class 2-A

Price-Yield Sensitivity Report

Settlement:	4/30/04
Class Balance:	$163,000,000
Coupon (pre-step-up):	4.534%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
Yield at 99.999715	4.54	4.48	4.46	4.41	4.37
WAL (yr)	9.26	3.56	2.85	1.91	1.56
MDUR (yr)	7.34	3.14	2.58	1.77	1.46
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
Yield at 99.999715	4.74	4.59	4.58	4.55	4.54
WAL (yr)	18.83	4.58	3.73	2.52	2.10
MDUR (yr)	11.70	3.81	3.20	2.26	1.91
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Mar34	Dec25	Mar22	Jan16	Oct13

Impac CMB Trust Series 2004-4, Class 2-M-1

Price-Yield Sensitivity Report

Settlement:	4/30/04
Class Balance:	$10,000,000
Coupon (pre-step-up):	4.836%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
Yield at 99.997967	4.84	4.78	4.76	4.70	4.67
WAL (yr)	9.26	3.56	2.85	1.91	1.56
MDUR (yr)	7.23	3.12	2.56	1.76	1.46
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
Yield at 99.997967	5.04	4.89	4.88	4.85	4.83
WAL (yr)	18.83	4.58	3.73	2.52	2.10
MDUR (yr)	11.38	3.77	3.17	2.24	1.90
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Mar34	Dec25	Mar22	Jan16	Oct13

Impac CMB Trust Series 2004-4, Class 2-M-2

Price-DM Sensitivity Report

Settlement:	4/30/04
Class Balance:	$14,000,000
Pass-Thru Margin (pre-step-up):	1.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	150	150	150	150	150
WAL (yr)	9.26	3.56	2.85	1.91	1.56
MDUR (yr)	8.19	3.35	2.73	1.85	1.52
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	181	164	166	167	168
WAL (yr)	18.83	4.58	3.73	2.52	2.10
MDUR (yr)	14.18	4.17	3.46	2.40	2.01
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Mar34	Dec25	Mar22	Jan16	Oct13

Impac CMB Trust Series 2004-4, Class 2-B

Price-DM Sensitivity Report

Settlement: 4/30/04
Class Balance: $13,000,000
Pass-Thru Margin (pre-step-up): 2.50%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	250	250	250	250	250
WAL (yr)	9.26	3.56	2.85	1.91	1.56
MDUR (yr)	7.78	3.26	2.67	1.82	1.50
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	May14	May10	Jan09	Apr07	Aug06

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	298	273	275	277	280
WAL (yr)	18.83	4.58	3.73	2.52	2.10
MDUR (yr)	12.79	4.01	3.34	2.34	1.97
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Mar34	Dec25	Mar22	Jan16	Oct13

[Available Rate Schedules and Collateral Tables to follow]

Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	1.79	1.79
2	4.57	10.01
3	4.73	10.33
4	4.62	10.37
5	4.55	10.66
6	4.75	11.04
7	4.70	11.12
8	4.94	11.58
9	4.91	11.66
10	5.00	11.88
11	5.53	12.57
12	5.26	12.40
13	5.49	12.76
14	5.56	12.95
15	5.79	13.30
16	5.78	13.38
17	5.92	13.63
18	6.17	13.99
19	6.13	14.03
20	6.44	14.48
21	6.51	14.61
22	6.57	14.73
23	6.81	15.10
24	5.91	10.72
25	6.05	10.19
26	6.83	11.08
27	7.13	11.41
28	7.04	11.32
29	7.14	11.41
30	7.45	11.79
31	7.28	11.62
32	7.61	12.24
33	7.43	12.06
34	7.45	12.10
35	8.09	12.83
36	7.35	10.24
37	7.56	9.42
38	7.67	9.79
39	7.93	10.09
40	7.70	9.82
41	7.72	9.83
42	8.03	10.25
43	7.87	10.05
44	8.27	10.71
45	8.03	10.43
46	8.04	10.44
47	8.58	11.06
48	8.19	10.63
49	8.48	11.01
50	8.35	10.80
51	8.62	11.12
52	8.37	10.83
53	8.39	10.84
54	8.71	11.18
55	8.47	10.94
56	8.86	11.34
57	8.60	11.04

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Class 2-M-2 and Class 2-B Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	4.70	4.70
2	15.99	15.99
3	16.52	16.52
4	15.99	15.99
5	16.00	16.00
6	16.53	16.53
7	16.00	16.00
8	16.60	16.59
9	16.14	16.11
10	16.21	16.17
11	18.01	17.97
12	16.27	16.27
13	16.82	16.82
14	16.29	16.29
15	16.84	16.84
16	16.30	16.30
17	16.31	16.31
18	16.86	16.86
19	16.32	16.32
20	16.88	16.88
21	16.34	16.34
22	16.35	16.35
23	18.11	18.11
24	16.37	16.37
25	16.92	16.92
26	16.39	16.39
27	16.94	16.94
28	16.41	16.41
29	16.42	16.42
30	16.97	16.97
31	16.44	16.44
32	16.99	16.99
33	16.46	16.46

Period	Available Rate (2)	Available Rate (3)
34	16.47	16.47
35	18.25	18.25
36	16.49	16.49
37	17.05	17.05
38	16.52	16.52
39	17.08	17.08
40	16.54	16.54
41	16.56	16.56
42	17.12	17.12
43	16.58	16.58
44	17.15	17.15
45	16.61	16.61
46	16.63	16.63
47	17.79	17.79
48	16.66	16.66
49	17.23	17.23
50	16.69	16.69
51	17.27	17.27
52	16.73	16.73
53	16.75	16.75
54	17.32	17.32
55	16.78	16.78
56	17.36	17.36
57	16.82	16.82

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		5,506	
Total Outstanding Balance		$1,044,270,948	
Average Loan Balance		$189,661	$9,986 to $1,480,000
WA Mortgage Rate		5.779%	2.625% to 16.750%
WA Mortgage Rate Net LPMI		5.691%	2.625% to 16.750%
Net WAC		5.246%	2.216% to 15.966%
ARM Characteristics			
WA Gross Margin		3.646%	1.625% to 11.950%
WA Months to First Roll		27	1 to 120
WA First Periodic Cap		2.699%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.095%	1.000% to 2.000%
WA Lifetime Cap		11.289%	7.750% to 18.750%
WA Lifetime Floor		3.697%	1.625% to 11.750%
WA Original Term (months)		343	180 to 360
WA Remaining Term (months)		341	85 to 360
WA Age (months)		2	0 to 95
WA LTV		80.08%	16.08% to 100.00%
WA FICO		697	
WA DTI%		38.93%	
Secured by (% of pool)	1st Liens	90.38%	
	2nd Liens	9.62%	
Prepayment Penalty at Loan Orig (% of all loans)		67.81%	
Prepay Moves Exempted	Soft	20.77%	
	Hard	47.04%	
	No Prepay	32.19%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	60.25%	SFR	66.87%	REDUCED	52.01%	PUR	61.13%	OWNER	84.70%	0	32.19%
FL	7.30%	PUD	15.58%	FULL	26.17%	REFI/CO	27.14%	INV HM	13.27%	6	0.28%
NV	2.89%	CND	11.36%	NO RATIO	6.79%	REFI	11.73%	2ND HM	2.02%	7	0.06%
CO	2.68%	2-4 FAMILY	6.18%	NISA	6.74%					12	17.08%
GA	2.10%			NINA	5.59%					24	28.49%
										36	15.99%
										60	5.90%

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$26,906,976	106	2.58	$253,839	5.566	357.62	689	76.5
30Y LIB6M-IO	$123,135,000	425	11.79	$289,729	4.749	359.55	707	77.6
30Y LIB12M	$290,822	1	0.03	$290,822	4.575	360.00	791	80.0
30Y LIB12M-IO	$546,400	2	0.05	$273,200	5.010	359.52	722	80.0
2/28 LIB6M	$171,795,909	844	16.45	$203,550	6.263	352.27	673	81.0
2/28 LIB6M-IO	$239,609,341	850	22.95	$281,893	5.174	359.71	698	80.4
3/27 LIB6M	$100,116,100	530	9.59	$188,898	5.662	356.52	677	79.1
3/27 LIB6M-IO	$119,116,393	449	11.41	$265,293	4.941	359.49	708	75.8
3/1 LIB12M	$15,260,321	36	1.46	$423,898	4.163	358.30	713	73.5
3/1 LIB12M-IO	$48,307,602	111	4.63	$435,204	4.354	358.38	729	71.8
5/25 LIB6M	$23,314,454	101	2.23	$230,836	5.464	359.58	695	73.8
5/25 LIB6M-IO	$70,842,430	259	6.78	$273,523	5.384	359.64	713	74.7
5/1 LIB12M	$176,055	1	0.02	$176,055	4.750	359.00	704	78.4
5/1 LIB12M-IO	$2,160,550	9	0.21	$240,061	4.546	359.70	742	81.4
5/1 CMT1Y-IO	$255,800	1	0.02	$255,800	4.750	358.00	732	80.0
7/23 LIB6M-IO	$438,610	3	0.04	$146,203	6.322	359.00	707	87.5
7/1 LIB12M	$173,646	1	0.02	$173,646	5.125	360.00	771	95.0
7/1 LIB12M-IO	$272,000	1	0.03	$272,000	5.125	360.00	761	80.0
10/20 LIB6M-IO	$1,120,000	3	0.11	$373,333	5.439	360.00	708	78.1
15Yr Fixed	$4,990,284	108	0.48	$46,206	10.108	175.65	688	97.5
30/15 Fixed Balloon	$92,569,517	1,614	8.86	$57,354	10.154	177.62	701	98.1
20Yr Fixed	$211,720	5	0.02	$42,344	8.116	236.77	723	91.6
30Yr Fixed	$2,576,156	44	0.25	$58,549	10.061	355.12	688	96.1
25Yr Fixed	$84,861	2	0.01	$42,431	13.959	259.76	661	100.0
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$29,183,791	817	2.79	$35,721	9.993	183.07	696	97.0
$50,000.01 - $100,000.00	$88,036,273	1,204	8.43	$73,120	8.937	234.30	695	91.9
$100,000.01 - $150,000.00	$91,019,040	722	8.72	$126,065	6.247	337.15	693	81.5
$150,000.01 - $200,000.00	$113,091,961	643	10.83	$175,882	5.552	356.86	692	79.0
$200,000.01 - $250,000.00	$120,326,329	533	11.52	$225,753	5.341	357.29	696	78.5
$250,000.01 - $300,000.00	$131,181,594	479	12.56	$273,866	5.320	358.07	698	79.1
$300,000.01 - $350,000.00	$115,175,784	354	11.03	$325,355	5.444	357.74	691	79.3
$350,000.01 - $400,000.00	$100,845,494	269	9.66	$374,890	5.212	358.53	700	79.4
$400,000.01 - $450,000.00	$62,805,113	148	6.01	$424,359	5.185	358.68	699	78.9
$450,000.01 - $500,000.00	$60,965,705	128	5.84	$476,295	5.020	358.91	699	78.1
$500,000.01 - $550,000.00	$32,808,772	62	3.14	$529,174	5.032	359.47	700	78.6
$550,000.01 - $600,000.00	$33,555,604	58	3.21	$578,545	4.766	359.61	703	75.6
$600,000.01 - $650,000.00	$26,477,892	42	2.54	$630,426	5.037	359.50	693	73.7
$650,000.01 - $700,000.00	$11,598,042	17	1.11	$682,238	4.583	359.54	699	70.3
$700,000.01 - $750,000.00	$7,385,359	10	0.71	$738,536	4.470	355.94	704	63.2
$750,000.01 - $800,000.00	$1,574,207	2	0.15	$787,103	4.797	359.51	728	52.1
$800,000.01 - $850,000.00	$805,000	1	0.08	$805,000	5.500	359.00	702	70.0
$850,000.01 - $900,000.00	$3,509,500	4	0.34	$877,375	4.313	359.25	745	75.0
$900,000.01 - $950,000.00	$1,861,000	2	0.18	$930,500	4.498	358.02	766	55.4
$950,000.01 - $1,000,000.00	$6,919,490	7	0.66	$988,499	4.270	358.57	736	67.3
$1,050,000.01 - $1,100,000.00	$1,100,000	1	0.11	$1,100,000	4.375	357.00	728	62.9
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.11	$1,200,000	4.875	359.00	756	60.0
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.13	$1,365,000	4.875	357.00	681	70.0
$1,450,000.01 - $1,500,000.00	$1,480,000	1	0.14	$1,480,000	5.250	355.00	715	67.3
	$1,044,270,948	5,506	100.00	$189,661	5.779	340.93	697	80.1

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$29,183,791	817	2.79	$35,721	9.993	183.07	696	97.0
$50,000.01 - $100,000.00	$87,588,561	1,199	8.39	$73,051	8.940	233.85	695	92.0
$100,000.01 - $150,000.00	$90,088,033	717	8.63	$125,646	6.237	337.27	693	81.4
$150,000.01 - $200,000.00	$113,430,857	647	10.86	$175,318	5.559	356.71	692	79.2
$200,000.01 - $250,000.00	$120,578,143	535	11.55	$225,380	5.350	357.20	696	78.4
$250,000.01 - $300,000.00	$131,626,275	481	12.60	$273,651	5.326	358.01	698	79.2
$300,000.01 - $350,000.00	$113,789,255	351	10.90	$324,186	5.417	358.05	691	79.1
$350,000.01 - $400,000.00	$102,192,006	273	9.79	$374,330	5.242	358.19	700	79.5
$400,000.01 - $450,000.00	$63,188,458	149	6.05	$424,084	5.197	358.47	699	79.0
$450,000.01 - $500,000.00	$60,965,705	128	5.84	$476,295	5.020	358.91	699	78.1
$500,000.01 - $550,000.00	$32,808,772	62	3.14	$529,174	5.032	359.47	700	78.6
$550,000.01 - $600,000.00	$33,555,604	58	3.21	$578,545	4.766	359.61	703	75.6
$600,000.01 - $650,000.00	$26,477,892	42	2.54	$630,426	5.037	359.50	693	73.7
$650,000.01 - $700,000.00	$11,598,042	17	1.11	$682,238	4.583	359.54	699	70.3
$700,000.01 - $750,000.00	$7,385,359	10	0.71	$738,536	4.470	355.94	704	63.2

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$750,000.01 - $800,000.00	$1,574,207	2	0.15	$787,103	4.797	359.51	728	52.1
$800,000.01 - $850,000.00	$805,000	1	0.08	$805,000	5.500	359.00	702	70.0
$850,000.01 - $900,000.00	$3,509,500	4	0.34	$877,375	4.313	359.25	745	75.0
$900,000.01 - $950,000.00	$1,861,000	2	0.18	$930,500	4.498	358.02	766	55.4
$950,000.01 - $1,000,000.00	$6,919,490	7	0.66	$988,499	4.270	358.57	736	67.3
$1,050,000.01 - $1,100,000.00	$1,100,000	1	0.11	$1,100,000	4.375	357.00	728	62.9
$1,150,000.01 - $1,200,000.00	$1,200,000	1	0.11	$1,200,000	4.875	359.00	756	60.0
$1,350,000.01 - $1,400,000.00	$1,365,000	1	0.13	$1,365,000	4.875	357.00	681	70.0
$1,450,000.01 - $1,500,000.00	$1,480,000	1	0.14	$1,480,000	5.250	355.00	715	67.3
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$361,312	3	0.03	$120,437	5.292	358.98	667	72.6
AR	$402,867	4	0.04	$100,717	7.325	322.00	675	89.7
AZ	$21,119,638	146	2.02	$144,655	5.789	346.27	686	83.1
CA	$629,206,394	2,884	60.25	$218,171	5.636	339.82	701	79.4
CO	$28,009,390	148	2.68	$189,253	5.776	340.53	700	78.4
CT	$5,538,487	31	0.53	$178,661	6.438	343.59	661	80.1
DC	$1,718,324	8	0.16	$214,790	6.651	348.52	664	76.4
DE	$1,249,520	6	0.12	$208,253	5.250	354.81	695	71.9
FL	$76,227,339	503	7.30	$151,545	5.829	343.42	699	80.9
GA	$21,896,572	139	2.10	$157,529	5.366	347.40	702	81.6
HI	$5,460,034	22	0.52	$248,183	5.768	334.95	710	77.9
IA	$1,129,323	7	0.11	$161,332	5.670	357.03	672	85.2
ID	$2,154,690	12	0.21	$179,557	5.873	357.80	657	81.3
IL	$20,259,442	117	1.94	$173,158	5.778	350.28	686	78.6
IN	$2,255,210	20	0.22	$112,760	6.031	341.96	677	84.1
KS	$1,237,010	7	0.12	$176,716	5.822	353.27	702	83.1
KY	$1,494,174	8	0.14	$186,772	5.762	348.60	661	78.4
LA	$26,535	1	0.00	$26,535	9.875	179.00	770	100.0
MA	$9,470,140	50	0.91	$189,403	6.423	332.27	693	81.9
MD	$12,902,047	83	1.24	$155,446	6.371	323.28	691	82.4
MI	$19,502,266	103	1.87	$189,342	5.579	352.18	697	78.2
MN	$13,416,554	66	1.28	$203,281	5.778	353.77	682	79.3
MO	$4,539,485	27	0.43	$168,129	5.896	350.82	694	80.4
MS	$924,900	10	0.09	$92,490	6.443	332.85	661	85.2
MT	$916,923	4	0.09	$229,231	5.065	357.66	672	78.1
NC	$6,249,411	37	0.60	$168,903	5.474	347.87	698	79.0
ND	$336,512	3	0.03	$112,171	6.061	358.65	721	79.8
NE	$381,730	3	0.04	$127,243	5.612	359.31	691	80.0
NH	$775,486	4	0.07	$193,872	6.365	342.65	644	72.5
NJ	$12,757,799	67	1.22	$190,415	6.472	347.23	677	82.5
NM	$941,756	7	0.09	$134,537	6.957	341.00	679	76.4

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NV	$30,190,465	201	2.89	$150,201	6.162	335.85	687	83.5
NY	$19,669,536	88	1.88	$223,517	6.804	352.39	666	82.1
OH	$7,364,617	54	0.71	$136,382	6.146	351.27	682	82.5
OK	$330,323	5	0.03	$66,065	5.973	347.77	682	80.7
OR	$9,277,727	79	0.89	$117,440	6.189	338.01	693	82.3
PA	$3,783,540	31	0.36	$122,050	6.588	341.86	678	86.5
RI	$1,825,855	17	0.17	$107,403	7.394	315.59	687	86.2
SC	$3,272,373	22	0.31	$148,744	5.498	349.80	695	79.5
TN	$2,982,119	27	0.29	$110,449	6.603	335.97	677	81.6
TX	$10,779,427	88	1.03	$122,493	6.147	340.89	692	79.5
UT	$11,845,819	90	1.13	$131,620	5.791	344.60	692	81.7
VA	$21,781,381	142	2.09	$153,390	6.413	324.07	691	83.6
WA	$16,581,681	118	1.59	$140,523	6.132	336.19	677	81.1
WI	$1,061,316	9	0.10	$117,924	5.816	354.68	702	77.8
WV	$255,792	2	0.02	$127,896	6.407	360.00	693	91.9
WY	$407,709	3	0.04	$135,903	6.559	341.04	700	71.1
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$302,326	2	0.03	$151,163	4.783	347.38	730	17.1
20.01 - 25.00	$923,041	7	0.09	$131,863	4.612	348.83	727	22.0
25.01 - 30.00	$540,427	3	0.05	$180,142	4.263	360.00	705	29.2
30.01 - 35.00	$4,047,674	13	0.39	$311,360	4.432	358.95	741	33.0
35.01 - 40.00	$1,665,834	11	0.16	$151,439	5.767	355.78	689	38.1
40.01 - 45.00	$4,469,016	16	0.43	$279,314	5.025	357.10	691	43.1
45.01 - 50.00	$7,789,219	35	0.75	$222,549	4.631	358.62	721	48.2
50.01 - 55.00	$9,416,634	35	0.90	$269,047	4.683	358.05	715	53.1
55.01 - 60.00	$17,996,910	65	1.72	$276,876	4.653	358.82	692	58.1
60.01 - 65.00	$26,808,094	88	2.57	$304,637	4.577	357.66	704	63.3
65.01 - 70.00	$144,961,469	508	13.88	$285,357	4.609	358.70	704	69.5
70.01 - 75.00	$47,163,794	176	4.52	$267,976	5.336	356.58	693	73.6
75.01 - 80.00	$486,197,394	1,932	46.56	$251,655	5.172	358.42	698	79.8
80.01 - 85.00	$22,641,681	110	2.17	$205,833	6.055	349.74	684	84.1
85.01 - 90.00	$117,493,697	670	11.25	$175,364	6.648	344.71	682	89.7
90.01 - 95.00	$71,577,112	507	6.85	$141,178	7.475	318.91	680	94.7
95.01 - 100.00	$80,276,623	1,328	7.69	$60,449	9.994	189.63	706	99.9
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$2,482,192	11	0.24	$225,654	2.838	359.31	737	78.1
3.000 - 3.499	$11,258,430	43	1.08	$261,824	3.246	359.39	726	69.1
3.500 - 3.999	$74,726,613	231	7.16	$323,492	3.758	359.48	726	70.4
4.000 - 4.499	$119,814,177	389	11.47	$308,006	4.210	359.55	716	72.7
4.500 - 4.999	$202,485,316	752	19.39	$269,262	4.711	359.47	708	76.3
5.000 - 5.499	$160,058,849	637	15.33	$251,270	5.189	359.56	695	77.8
5.500 - 5.999	$159,716,102	691	15.29	$231,138	5.705	359.42	686	80.7
6.000 - 6.499	$71,140,244	289	6.81	$246,160	6.197	358.59	680	82.9
6.500 - 6.999	$58,981,268	260	5.65	$226,851	6.686	355.39	671	85.4
7.000 - 7.499	$31,201,676	150	2.99	$208,011	7.177	349.83	676	84.2
7.500 - 7.999	$22,443,123	118	2.15	$190,196	7.678	343.80	666	87.1
8.000 - 8.499	$12,759,402	88	1.22	$144,993	8.213	326.76	662	87.2
8.500 - 8.999	$15,622,648	152	1.50	$102,781	8.709	290.32	668	89.3
9.000 - 9.499	$13,041,034	202	1.25	$64,560	9.194	234.43	682	93.6
9.500 - 9.999	$23,698,403	407	2.27	$58,227	9.727	189.46	699	96.4
10.000 - 10.499	$27,494,849	479	2.63	$57,401	10.192	184.34	704	98.7
10.500 - 10.999	$28,321,636	449	2.71	$63,077	10.671	182.86	693	98.5
11.000 - 11.499	$5,249,121	86	0.50	$61,036	11.104	192.89	674	97.7
11.500 - 11.999	$2,032,667	30	0.19	$67,756	11.666	221.46	659	92.4
12.000 - 12.499	$306,366	6	0.03	$51,061	12.171	200.26	623	94.6
12.500 - 12.999	$776,835	16	0.07	$48,552	12.797	187.38	682	92.5
13.000 - 13.499	$291,237	8	0.03	$36,405	13.058	256.42	665	97.2
13.500 - 13.999	$80,884	2	0.01	$40,442	13.710	137.88	705	100.0
14.000 - 14.499	$131,989	4	0.01	$32,997	14.189	131.15	606	99.5
14.500 - 14.999	$60,468	2	0.01	$30,234	14.500	146.21	625	100.0
15.000 - 15.499	$14,936	1	0.00	$14,936	15.000	138.00	610	90.0
15.500 - 15.999	$63,289	2	0.01	$31,644	15.728	134.93	615	99.5
16.500 - 16.999	$17,194	1	0.00	$17,194	16.750	247.00	609	100.0
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$698,339,661	3,664	66.87	$190,595	5.756	341.89	693	80.2
PUD	$162,735,624	862	15.58	$188,788	5.911	332.48	702	81.1
CND	$118,612,054	703	11.36	$168,723	5.663	342.36	708	79.3
2-4 FAMILY	$64,583,608	277	6.18	$233,154	5.899	349.18	700	77.2
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$638,378,739	3,662	61.13	$174,325	5.956	334.57	705	82.9
REFI/CO	$283,383,609	1,300	27.14	$217,987	5.625	350.36	681	76.0
REFI	$122,508,600	544	11.73	$225,200	5.209	352.26	688	74.8
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER OCC	$884,542,395	4,746	84.70	$186,376	5.838	337.99	695	80.7
INV HM	$138,582,518	668	13.27	$207,459	5.489	357.19	707	76.5
2ND HM	$21,146,035	92	2.02	$229,848	5.204	357.27	714	76.5
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$19,126	1	0.00	$19,126	14.000	85.00	552	96.9
121 - 180	$97,540,675	1,721	9.34	$56,677	10.151	177.54	700	98.0
181 - 240	$211,720	5	0.02	$42,344	8.116	236.77	723	91.6
241 - 300	$84,861	2	0.01	$42,431	13.959	259.76	661	100.0
301 - 360	$946,414,565	3,777	90.63	$250,573	5.327	357.80	696	78.2
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$543,149,380	2,860	52.01	$189,912	5.751	337.02	702	79.4
FULL	$273,286,388	1,612	26.17	$169,532	5.450	338.66	692	80.2
NO RATIO	$70,870,665	284	6.79	$249,545	6.037	350.71	700	81.9
NISA	$70,392,389	335	6.74	$210,127	6.339	352.01	690	83.0
NINA	$58,372,373	285	5.59	$204,815	6.106	358.60	689	80.3
SISA	$18,987,569	93	1.82	$204,167	7.190	346.67	648	77.3
ALT	$6,479,945	23	0.62	$281,737	6.091	353.06	681	89.5
NAV	$2,732,239	14	0.26	$195,160	5.395	359.75	686	77.4
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$561,258	3	0.05	$187,086	7.927	344.19		85.4
> 820	$857,774	2	0.08	$428,887	4.001	359.87	825	64.3
801 - 820	$4,544,471	20	0.44	$227,224	4.913	348.13	805	78.9
781 - 800	$29,057,138	138	2.78	$210,559	5.042	346.48	788	75.1
761 - 780	$74,177,430	355	7.10	$208,951	5.199	345.21	769	78.0
741 - 760	$102,502,485	475	9.82	$215,795	5.304	343.50	750	78.2
721 - 740	$127,536,455	636	12.21	$200,529	5.340	342.57	730	79.0
701 - 720	$144,622,243	777	13.85	$186,129	5.684	337.56	710	80.4
681 - 700	$166,723,364	1,001	15.97	$166,557	6.065	330.51	690	82.0
661 - 680	$148,364,630	810	14.21	$183,166	5.907	341.82	671	81.1
641 - 660	$120,896,023	701	11.58	$172,462	6.139	340.23	651	81.3
621 - 640	$73,131,383	354	7.00	$206,586	6.239	347.75	631	80.7
601 - 620	$36,199,993	155	3.47	$233,548	6.426	354.50	611	80.9
581 - 600	$7,136,609	40	0.68	$178,415	6.694	350.59	592	77.0
561 - 580	$4,090,521	20	0.39	$204,526	6.892	356.15	569	69.5
541 - 560	$1,523,346	10	0.15	$152,335	7.888	350.30	553	64.8
521 - 540	$631,790	3	0.06	$210,597	8.508	358.74	525	71.1
501 - 520	$1,714,036	6	0.16	$285,673	7.763	357.79	511	75.5
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$1,044,270,948	5,506	100.00	$189,661	5.779	340.93	697	80.1
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,044,270,948	5,506	100.00	$189,661	5.779	340.93	697	80.1
	$1,044,270,948	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$336,194,602	2,029	32.19	$165,695	6.053	327.27	702	80.3
6	$2,967,006	15	0.28	$197,800	6.320	337.81	692	79.1
7	$582,950	2	0.06	$291,475	5.276	358.00	682	69.9
12	$178,327,776	888	17.08	$200,820	5.588	337.92	702	79.2
24	$297,518,615	1,435	28.49	$207,330	5.756	349.18	690	81.6
36	$167,024,667	854	15.99	$195,579	5.557	352.66	690	78.3
60	$61,655,332	283	5.90	$217,863	5.526	352.49	704	78.9
18	**$1,044,270,948**	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

80% LTV/PMI Analysis (Excludes 2891 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, *no MI*	$102,845,613	1,774	35.22	$57,974	10.082	187.58	697	97.9
> 80% LTV, *with MI*	$189,143,501	841	64.78	$224,903	6.443	355.17	684	90.8
	$291,989,114	**2,615**	**100.00**	**$111,659**	**7.724**	**296.14**	**688**	**93.3**

Range of Months to Roll (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$192,507,388	778	20.40	$247,439	5.569	351.33	698	78.7
7 - 12	12	$837,222	3	0.09	$279,074	4.859	359.69	746	80.0
13 - 18	18	$913,625	3	0.10	$304,542	6.671	354.00	663	84.8
19 - 24	24	$376,021,446	1,492	39.84	$252,025	5.412	359.65	688	80.4
25 - 31	29	$1,784,124	5	0.19	$356,825	5.144	353.45	695	69.8
32 - 37	35	$273,021,059	1,073	28.93	$254,446	4.970	359.22	701	76.1
50 - 55	54	$357,994	3	0.04	$119,331	5.670	354.00	700	82.4
56 - 61	60	$96,391,295	368	10.21	$261,933	5.380	359.65	709	74.6
80 - 85	84	$884,256	5	0.09	$176,851	5.719	359.50	736	86.7
> 85	120	$1,120,000	3	0.12	$373,333	5.439	360.00	708	78.1
27		**$943,838,408**	**3,733**	**100.00**	**$252,836**	**5.314**	**357.81**	**696**	**78.2**



$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Range of Margin (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$559,200	2	0.06	$279,600	2.786	359.00	762	80.0
1.750 - 1.999	$1,441,725	6	0.15	$240,288	3.218	358.83	724	83.2
2.000 - 2.249	$5,016,140	14	0.53	$358,296	4.509	354.67	725	71.2
2.250 - 2.499	$98,788,366	278	10.47	$355,354	4.455	358.39	726	71.9
2.500 - 2.749	$9,907,112	38	1.05	$260,713	4.615	359.13	718	77.5
2.750 - 2.999	$43,894,596	151	4.65	$290,693	5.243	355.27	718	75.6
3.000 - 3.249	$79,302,880	308	8.40	$257,477	4.922	358.00	711	76.2
3.250 - 3.499	$230,984,188	915	24.47	$252,442	5.155	358.24	719	78.3
3.500 - 3.749	$118,103,539	471	12.51	$250,751	5.399	356.54	697	78.4
3.750 - 3.999	$138,142,911	566	14.64	$244,069	5.336	358.68	673	79.2
4.000 - 4.249	$29,917,666	118	3.17	$253,540	5.655	356.14	667	78.1
4.250 - 4.499	$37,961,550	155	4.02	$244,913	5.624	356.38	670	79.5
4.500 - 4.749	$14,092,509	67	1.49	$210,336	5.501	358.52	682	81.4
4.750 - 4.999	$15,402,250	72	1.63	$213,920	6.160	356.05	665	82.6
5.000 - 5.249	$29,699,612	145	3.15	$204,825	6.234	358.49	668	81.2
5.250 - 5.499	$16,546,671	100	1.75	$165,467	5.909	357.27	665	78.7
5.500 - 5.749	$21,266,045	124	2.25	$171,500	6.011	359.23	659	81.6
5.750 - 5.999	$8,844,270	38	0.94	$232,744	6.678	359.04	637	78.6
6.000 - 6.249	$20,060,310	74	2.13	$271,085	6.327	358.49	655	85.3
6.250 - 6.499	$14,908,165	52	1.58	$286,695	6.479	358.79	649	91.1
6.500 - 6.749	$4,793,256	16	0.51	$299,579	7.116	359.06	624	87.6
6.750 - 6.999	$1,393,546	8	0.15	$174,193	7.412	357.91	627	72.9
7.000 - 7.249	$293,432	2	0.03	$146,716	7.325	360.00	695	89.0
7.250 - 7.499	$686,143	4	0.07	$171,536	7.611	359.66	693	91.5
7.500 - 7.749	$644,724	3	0.07	$214,908	7.863	360.00	562	66.6
7.750 - 7.999	$347,771	2	0.04	$173,885	8.065	359.13	651	85.6
8.000 - 8.249	$449,709	2	0.05	$224,854	8.375	360.00	645	95.0
8.250 - 8.499	$193,800	1	0.02	$193,800	8.500	360.00	705	95.0
>= 10.000	$196,324	1	0.02	$196,324	5.950	359.00	602	80.0
3.646	**$943,838,408**	**3,733**	**100.00**	**$252,836**	**5.314**	**357.81**	**696**	**78.2**

Range of Maximum Rates (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.500 - 7.999	$378,900	2	0.04	$189,450	2.832	358.00	775	76.5
8.000 - 8.499	$694,000	3	0.07	$231,333	3.149	358.00	696	73.3
8.500 - 8.999	$2,765,792	11	0.29	$251,436	3.030	359.18	739	76.5
9.000 - 9.499	$14,566,079	56	1.54	$260,109	3.553	359.28	724	70.7
9.500 - 9.999	$84,711,794	266	8.98	$318,465	3.880	359.33	725	70.9
10.000 - 10.499	$121,832,904	402	12.91	$303,067	4.257	359.52	717	72.7
10.500 - 10.999	$195,605,717	729	20.72	$268,321	4.728	359.52	708	76.4
11.000 - 11.499	$153,386,894	605	16.25	$253,532	5.193	359.60	693	78.0
11.500 - 11.999	$158,095,389	678	16.75	$233,179	5.724	359.47	685	81.0
12.000 - 12.499	$71,588,589	288	7.58	$248,571	6.204	358.96	682	83.3

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.500 - 12.999	$55,398,119	244	5.87	$227,041	6.677	354.74	675	85.6
13.000 - 13.499	$29,734,531	147	3.15	$202,276	7.165	349.81	677	84.3
13.500 - 13.999	$23,107,802	117	2.45	$197,503	7.563	347.16	660	85.8
14.000 - 14.499	$12,467,204	70	1.32	$178,103	8.082	341.05	647	84.3
14.500 - 14.999	$11,151,914	60	1.18	$185,865	8.688	336.79	646	85.8
15.000 - 15.499	$4,264,541	25	0.45	$170,582	9.116	334.37	621	86.6
15.500 - 15.999	$2,201,854	13	0.23	$169,373	9.408	329.90	625	79.3
16.000 - 16.499	$668,930	6	0.07	$111,488	9.815	337.03	610	84.2
16.500 - 16.999	$384,594	3	0.04	$128,198	10.370	315.41	669	88.3
17.000 - 17.499	$294,306	4	0.03	$73,577	8.792	334.92	657	84.4
17.500 - 17.999	$171,648	2	0.02	$85,824	10.849	323.72	562	68.0
18.000 - 18.499	$56,797	1	0.01	$56,797	12.450	319.00	584	80.0
18.500 - 18.999	$310,110	1	0.03	$310,110	11.750	322.00	664	70.2
11.289	**$943,838,408**	**3,733**	**100.00**	**$252,836**	**5.314**	**357.81**	**696**	**78.2**

Next Interest Adjustment Date (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/04	$15,040,338	77	1.59	$195,329	7.489	327.94	689	81.7
06/04	$3,704,650	22	0.39	$168,393	7.411	330.37	675	84.1
07/04	$5,131,849	30	0.54	$171,062	7.015	336.31	688	82.4
08/04	$12,813,009	59	1.36	$217,170	5.357	350.14	714	74.9
09/04	$34,247,569	141	3.63	$242,891	5.767	350.58	696	77.5
10/04	$95,950,025	361	10.17	$265,790	5.205	354.72	701	78.8
11/04	$25,619,950	88	2.71	$291,136	5.088	360.00	691	78.4
03/05	$262,400	1	0.03	$262,400	5.075	359.00	775	80.0
04/05	$574,822	2	0.06	$287,411	4.760	360.00	733	80.0
10/05	$913,625	3	0.10	$304,542	6.671	354.00	663	84.8
11/05	$621,969	3	0.07	$207,323	5.952	355.00	644	73.6
12/05	$600,705	2	0.06	$300,353	6.259	356.00	675	86.4
01/06	$1,692,492	7	0.18	$241,785	6.805	357.00	684	88.7
02/06	$14,625,180	74	1.55	$197,638	6.264	358.28	670	82.4
03/06	$96,466,539	370	10.22	$260,720	5.941	359.02	674	82.5
04/06	$182,169,281	715	19.30	$254,810	5.168	360.00	697	79.2
05/06	$80,071,279	322	8.48	$248,669	5.137	359.97	690	79.8
07/06	$201,177	1	0.02	$201,177	4.625	351.00	744	80.0
10/06	$486,829	1	0.05	$486,829	4.500	354.00	718	49.6
11/06	$850,118	2	0.09	$425,059	5.532	355.00	681	76.1
12/06	$1,686,230	5	0.18	$337,246	5.034	356.00	615	78.9
01/07	$18,416,086	52	1.95	$354,155	4.833	357.03	716	74.4
02/07	$39,945,633	175	4.23	$228,261	4.960	358.24	707	75.6
03/07	$88,560,637	344	9.38	$257,444	4.917	359.09	702	76.1
04/07	$80,517,811	325	8.53	$247,747	5.060	360.00	701	76.7
05/07	$43,894,662	172	4.65	$255,202	4.980	360.00	692	75.8

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/08	$357,994	3	0.04	$119,331	5.670	354.00	700	82.4
12/08	$289,200	1	0.03	$289,200	4.875	356.00	748	80.0
01/09	$908,433	3	0.10	$302,811	6.325	357.23	678	93.0
02/09	$4,411,427	15	0.47	$294,095	5.679	358.00	700	80.5
03/09	$21,883,741	84	2.32	$260,521	5.441	359.01	717	75.7
04/09	$49,318,274	185	5.23	$266,585	5.364	360.00	710	74.9
05/09	$19,580,220	80	2.07	$244,753	5.250	360.00	703	70.5
03/11	$438,610	3	0.05	$146,203	6.322	359.00	707	87.5
04/11	$445,646	2	0.05	$222,823	5.125	360.00	765	85.8
04/14	$1,120,000	3	0.12	$373,333	5.439	360.00	708	78.1
	$943,838,408	**3,733**	**100.00**	**$252,836**	**5.314**	**357.81**	**696**	**78.2**

Initial Fixed Period (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6	$150,041,977	531	15.90	$282,565	4.895	359.20	704	77.4
12	$837,222	3	0.09	$279,074	4.859	359.69	746	80.0
24	$411,405,250	1,694	43.59	$242,860	5.629	356.61	687	80.6
36	$282,800,415	1,126	29.96	$251,155	5.054	358.19	701	76.2
60	$96,749,289	371	10.25	$260,780	5.382	359.63	709	74.7
84	$884,256	5	0.09	$176,851	5.719	359.50	736	86.7
120	$1,120,000	3	0.12	$373,333	5.439	360.00	708	78.1
	$943,838,408	**3,733**	**100.00**	**$252,836**	**5.314**	**357.81**	**696**	**78.2**

Initial Cap (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$149,169,529	526	15.80	$283,592	4.891	359.19	704	77.4
1.500	$989,079	5	0.10	$197,816	6.896	359.51	567	71.8
2.000	$68,528,696	161	7.26	$425,644	4.484	358.38	722	73.6
3.000	$693,774,601	2,930	73.51	$236,783	5.486	357.40	692	78.8
5.000	$10,249,111	31	1.09	$330,616	5.310	359.11	717	80.9
6.000	$21,127,393	80	2.24	$264,092	5.251	359.12	713	75.8
	$943,838,408	**3,733**	**100.00**	**$252,836**	**5.314**	**357.81**	**696**	**78.2**



Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

$1,044,270,948 (Group 1) Adjustable And Fixed Rate Mortgage Loans

Subsequent Cap (Excludes 1773 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$849,250,696	3,452	89.98	$246,017	5.370	357.78	695	78.7
1.500	$8,952,495	48	0.95	$186,510	7.492	353.64	581	70.0
1.750	$249,400	1	0.03	$249,400	5.000	359.00	752	80.0
2.000	$85,385,817	232	9.05	$368,042	4.527	358.57	723	73.8
	$943,838,408	**3,733**	**100.00**	**$252,836**	**5.314**	**357.81**	**696**	**78.2**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$350,550	1	0.03	$350,550	5.875	360.00	651	90.0
5.01 - 10.00	$1,837,261	11	0.18	$167,024	4.936	359.68	716	61.0
10.01 - 15.00	$7,133,796	28	0.68	$254,778	4.476	354.67	722	66.2
15.01 - 20.00	$10,616,663	61	1.02	$174,044	5.553	345.35	701	78.8
20.01 - 25.00	$22,731,848	131	2.18	$173,526	5.617	342.90	694	80.5
25.01 - 30.00	$43,537,273	250	4.17	$174,149	5.593	343.30	704	79.0
30.01 - 35.00	$82,439,564	466	7.89	$176,909	5.682	338.89	693	80.1
35.01 - 40.00	$114,317,416	663	10.95	$172,424	5.882	335.17	695	82.3
40.01 - 45.00	$151,796,038	915	14.54	$165,897	6.004	332.08	695	82.2
45.01 - 50.00	$136,284,298	928	13.05	$146,858	6.259	323.36	689	83.1
50.01 - 55.00	$9,222,810	64	0.88	$144,106	6.109	325.60	691	79.7
> 55.00	$3,535,929	20	0.34	$176,796	6.105	343.00	696	86.9
Unknown	$460,467,501	1,968	44.09	$233,977	5.599	350.41	699	78.3
38.93	**$1,044,270,948**	**5,506**	**100.00**	**$189,661**	**5.779**	**340.93**	**697**	**80.1**

$200,000,298 (Group 2) Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		966	
Total Outstanding Balance		$200,000,298	
Average Loan Balance		$207,040	$49,832 to $748,573
Escrow Balance %		67.97%	
WA Mortgage Rate		6.498%	4.750% to 10.690%
Net WAC		6.167%	4.466% to 10.406%
WA Original Term (months)		349	180 to 360
WA Remaining Term (months)		347	170 to 360
WA Age (months)		1	0 to 9
WA LTV		74.94%	13.89% to 100.00%
WA FICO		695	529 to 809
WA DTI%		36.68%	2.98% to 66.99%
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		54.28%	
Prepay Moves Exempted	Soft	24.31%	
	Hard	29.97%	
	No Prepay	45.72%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	31.61%	SFR	66.10%	REDUCED	42.84%	PUR	43.66%	OWNER	79.38%	0	45.72%
NY	14.06%	2-4 FAMILY	18.39%	FULL	24.18%	REFI/CO	40.74%	INV HM	18.73%	12	4.63%
FL	13.85%	PUD	10.76%	NINA	14.11%	REFI	15.60%	2ND HM	1.89%	24	4.27%
NJ	5.43%	CND	4.74%	NISA	8.72%					36	18.65%
VA	5.28%			SISA	6.05%					60	26.73%

$200,000,298 (Group 2) Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$11,667,205	67	5.83	$174,137	6.009	178.47	684	65.2
20Yr Fixed	$1,524,035	8	0.76	$190,504	6.184	238.26	685	73.6
30Yr Fixed	$173,001,680	837	86.50	$206,693	6.534	358.53	695	75.3
30Yr Fixed-IO	$13,807,378	54	6.90	$255,692	6.502	359.56	707	78.7
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$249,431	5	0.12	$49,886	7.101	321.84	691	57.3
$50,000.01 - $100,000.00	$12,470,089	148	6.24	$84,257	6.907	340.68	679	75.1
$100,000.01 - $150,000.00	$29,718,661	239	14.86	$124,346	6.770	343.72	689	76.7
$150,000.01 - $200,000.00	$33,070,750	189	16.54	$174,978	6.518	339.43	693	75.6
$200,000.01 - $250,000.00	$24,580,788	109	12.29	$225,512	6.482	348.62	691	76.4
$250,000.01 - $300,000.00	$25,394,162	92	12.70	$276,023	6.427	347.77	693	74.3
$300,000.01 - $350,000.00	$21,958,072	67	10.98	$327,732	6.238	353.54	696	74.2
$350,000.01 - $400,000.00	$19,138,809	51	9.57	$375,271	6.607	358.73	704	76.8
$400,000.01 - $450,000.00	$8,014,571	19	4.01	$421,820	6.411	348.13	708	71.0
$450,000.01 - $500,000.00	$7,703,601	16	3.85	$481,475	6.430	336.34	714	76.4
$500,000.01 - $550,000.00	$8,455,687	16	4.23	$528,480	6.236	347.74	700	74.7
$550,000.01 - $600,000.00	$4,013,533	7	2.01	$573,362	5.812	358.43	728	63.8
$600,000.01 - $650,000.00	$3,804,217	6	1.90	$634,036	6.090	359.34	685	70.3
$650,000.01 - $700,000.00	$679,355	1	0.34	$679,355	6.250	359.00	774	46.0
$700,000.01 - $750,000.00	$748,573	1	0.37	$748,573	6.250	358.00	744	68.2
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$249,431	5	0.12	$49,886	7.101	321.84	691	57.3
$50,000.01 - $100,000.00	$12,470,089	148	6.24	$84,257	6.907	340.68	679	75.1
$100,000.01 - $150,000.00	$29,568,829	238	14.78	$124,239	6.772	343.65	689	76.7
$150,000.01 - $200,000.00	$33,020,800	189	16.51	$174,713	6.508	339.40	693	75.5
$200,000.01 - $250,000.00	$24,780,570	110	12.39	$225,278	6.494	348.70	691	76.6
$250,000.01 - $300,000.00	$24,794,306	90	12.40	$275,492	6.447	349.73	692	74.3
$300,000.01 - $350,000.00	$22,557,928	69	11.28	$326,926	6.221	351.24	697	74.2
$350,000.01 - $400,000.00	$19,138,809	51	9.57	$375,271	6.607	358.73	704	76.8
$400,000.01 - $450,000.00	$8,014,571	19	4.01	$421,820	6.411	348.13	708	71.0
$450,000.01 - $500,000.00	$7,703,601	16	3.85	$481,475	6.430	336.34	714	76.4
$500,000.01 - $550,000.00	$8,455,687	16	4.23	$528,480	6.236	347.74	700	74.7
$550,000.01 - $600,000.00	$4,013,533	7	2.01	$573,362	5.812	358.43	728	63.8
$600,000.01 - $650,000.00	$3,804,217	6	1.90	$634,036	6.090	359.34	685	70.3

$200,000,298 (Group 2) Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$650,000.01 - $700,000.00	$679,355	1	0.34	$679,355	6.250	359.00	774	46.0
$700,000.01 - $750,000.00	$748,573	1	0.37	$748,573	6.250	358.00	744	68.2
	$200,000,298	966	100.00	$207,040	6.498	347.18	695	74.9

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AR	$210,744	2	0.11	$105,372	6.933	359.61	649	83.9
AZ	$4,440,455	26	2.22	$170,787	6.788	356.31	702	80.6
CA	$63,211,815	256	31.61	$246,921	6.177	345.86	705	69.9
CO	$1,554,079	8	0.78	$194,260	6.761	359.21	685	76.3
CT	$1,860,412	11	0.93	$169,128	6.897	358.24	703	83.2
DC	$1,574,232	6	0.79	$262,372	5.671	344.22	728	67.5
DE	$616,339	3	0.31	$205,446	6.118	359.00	662	60.5
FL	$27,705,313	171	13.85	$162,019	6.933	352.48	689	81.1
GA	$2,985,028	17	1.49	$175,590	6.889	358.65	682	76.1
HI	$971,261	2	0.49	$485,630	6.105	359.44	681	67.7
IA	$204,702	2	0.10	$102,351	6.625	357.98	641	86.7
ID	$383,435	3	0.19	$127,812	6.757	357.21	661	89.8
IL	$5,873,195	34	2.94	$172,741	6.781	325.68	672	80.5
IN	$538,235	5	0.27	$107,647	7.191	358.68	686	82.7
KS	$49,874	1	0.02	$49,874	6.875	357.00	612	84.0
KY	$551,718	4	0.28	$137,929	7.075	357.66	663	86.8
LA	$107,902	1	0.05	$107,902	6.500	359.00	644	68.0
MA	$2,581,388	11	1.29	$234,672	6.810	358.72	673	77.0
MD	$8,937,721	41	4.47	$217,993	5.903	352.96	716	65.2
ME	$223,306	2	0.11	$111,653	6.498	358.01	666	81.4
MI	$498,278	4	0.25	$124,569	6.685	355.25	714	78.9
MN	$831,391	5	0.42	$166,278	7.274	359.15	656	78.4
MO	$1,132,038	7	0.57	$161,720	6.790	344.24	657	73.2
MT	$205,719	1	0.10	$205,719	6.625	359.00	720	80.0
NC	$1,102,252	6	0.55	$183,709	6.823	358.92	713	82.5
NH	$311,066	2	0.16	$155,533	7.183	359.46	655	80.0
NJ	$10,863,758	43	5.43	$252,646	6.726	347.99	678	80.2
NM	$512,068	4	0.26	$128,017	7.071	357.33	686	70.4
NV	$4,917,822	26	2.46	$189,147	6.863	358.74	690	84.5
NY	$28,118,489	97	14.06	$289,881	6.756	335.12	687	75.6
OH	$1,220,542	8	0.61	$152,568	6.756	357.98	657	85.4
OK	$197,717	2	0.10	$98,858	7.575	359.00	658	87.6
OR	$2,213,931	18	1.11	$122,996	6.681	358.74	689	80.5
PA	$1,726,931	14	0.86	$123,352	6.979	353.80	706	81.6
RI	$347,044	2	0.17	$173,522	7.111	178.30	665	67.0
SC	$1,154,637	8	0.58	$144,330	6.258	358.40	682	79.3
TN	$852,512	5	0.43	$170,502	7.136	345.42	657	80.7
TX	$5,621,483	41	2.81	$137,109	7.002	340.26	684	84.8

$200,000,298 (Group 2) Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
UT	$671,746	5	0.34	$134,349	6.689	359.43	665	81.6
VA	$10,569,902	48	5.28	$220,206	5.594	355.40	732	66.6
VT	$86,939	1	0.04	$86,939	6.000	357.00	749	80.0
WA	$2,262,881	13	1.13	$174,068	6.243	349.17	700	76.2
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Loan-to-Value Ratios(Includes CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$309,089	3	0.15	$103,030	5.904	357.16	712	15.1
20.01 - 25.00	$99,649	1	0.05	$99,649	5.750	179.00	682	24.0
25.01 - 30.00	$1,135,357	7	0.57	$162,194	5.774	358.51	714	27.7
30.01 - 35.00	$1,267,816	9	0.63	$140,868	5.772	309.20	713	32.2
35.01 - 40.00	$3,377,927	16	1.69	$211,120	5.924	346.28	713	38.3
40.01 - 45.00	$2,519,886	15	1.26	$167,992	5.781	289.39	707	42.6
45.01 - 50.00	$6,172,252	24	3.09	$257,177	5.860	338.80	727	48.1
50.01 - 55.00	$6,848,619	30	3.42	$228,287	5.895	341.53	709	52.6
55.01 - 60.00	$8,161,301	43	4.08	$189,798	5.900	333.64	695	58.0
60.01 - 65.00	$16,911,383	70	8.46	$241,591	6.022	335.28	711	63.3
65.01 - 70.00	$22,267,952	99	11.13	$224,929	6.136	349.13	701	68.4
70.01 - 75.00	$12,864,329	53	6.43	$242,723	6.238	351.86	697	73.7
75.01 - 80.00	$68,312,541	331	34.16	$206,382	6.499	348.94	693	79.6
80.01 - 85.00	$3,105,113	19	1.55	$163,427	7.017	358.82	692	84.5
85.01 - 90.00	$24,711,409	127	12.36	$194,578	7.164	353.42	683	89.6
90.01 - 95.00	$20,259,180	109	10.13	$185,864	7.408	355.45	677	94.6
95.01 - 100.00	$1,676,497	10	0.84	$167,650	7.477	358.24	738	100.0
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.500 - 4.999	$4,112,470	14	2.06	$293,748	4.868	336.84	755	62.5
5.000 - 5.499	$17,064,714	65	8.53	$262,534	5.188	347.79	749	61.7
5.500 - 5.999	$31,719,574	125	15.86	$253,757	5.756	328.77	724	66.7
6.000 - 6.499	$42,421,378	203	21.21	$208,972	6.235	347.49	693	71.5
6.500 - 6.999	$53,439,167	269	26.72	$198,659	6.678	349.83	680	77.3
7.000 - 7.499	$25,069,405	142	12.53	$176,545	7.168	355.37	683	82.8
7.500 - 7.999	$16,746,018	98	8.37	$170,878	7.633	356.06	670	88.5
8.000 - 8.499	$5,699,376	28	2.85	$203,549	8.130	358.68	649	89.1
8.500 - 8.999	$2,155,022	16	1.08	$134,689	8.593	358.46	655	87.7
9.000 - 9.499	$1,002,663	3	0.50	$334,221	9.225	358.60	666	92.9
9.500 - 9.999	$459,596	2	0.23	$229,798	9.500	359.33	624	93.9

$200,000,298 (Group 2) Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.500 - 10.999	$110,915	1	0.06	$110,915	10.690	358.00	535	75.0
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$132,203,351	667	66.10	$198,206	6.430	346.48	692	74.5
2-4 FAMILY	$36,785,761	142	18.39	$259,055	6.748	343.08	699	74.8
PUD	$21,529,672	93	10.76	$231,502	6.488	356.19	702	76.6
CND	$9,481,514	64	4.74	$148,149	6.510	352.43	710	77.7
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$87,320,876	430	43.66	$203,072	6.796	355.85	701	83.0
REFI/CO	$81,487,289	394	40.74	$206,821	6.355	341.21	685	68.8
REFI	$31,192,133	142	15.60	$219,663	6.040	338.53	708	68.3
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER OCC	$158,766,895	735	79.38	$216,009	6.444	347.39	693	75.4
INV HM	$37,458,223	212	18.73	$176,690	6.692	345.98	706	72.9
2ND HM	$3,775,181	19	1.89	$198,694	6.872	350.50	686	77.3
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$11,667,205	67	5.83	$174,137	6.009	178.47	684	65.2
181 - 240	$1,524,035	8	0.76	$190,504	6.184	238.26	685	73.6
241 - 300	$428,483	1	0.21	$428,483	5.125	283.00	757	58.7
301 - 360	$186,380,575	890	93.19	$209,416	6.535	358.78	696	75.6
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

$200,000,298 (Group 2) Fixed Rate Mortgage Loans

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$85,687,444	396	42.84	$216,382	6.441	346.63	692	73.7
FULL	$48,358,383	198	24.18	$244,234	5.889	347.25	719	71.5
NINA	$28,214,510	160	14.11	$176,341	6.932	348.53	694	77.8
NISA	$17,436,822	101	8.72	$172,642	7.264	349.71	680	84.2
SISA	$12,107,429	67	6.05	$180,708	7.066	339.40	649	77.5
NO RATIO	$6,479,124	38	3.24	$170,503	6.791	356.13	689	75.1
ALT	$934,882	2	0.47	$467,441	6.184	355.19	789	67.3
NAV	$781,704	4	0.39	$195,426	6.889	336.10	713	81.6
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$413,379	2	0.21	$206,689	7.081	359.34	N/A	80.0
801 - 820	$2,614,010	9	1.31	$290,446	5.775	358.81	806	75.2
781 - 800	$8,350,557	37	4.18	$225,691	5.733	355.27	789	68.4
761 - 780	$16,454,940	69	8.23	$238,477	5.926	343.49	770	65.7
741 - 760	$17,989,659	74	8.99	$243,103	6.128	346.62	750	72.3
721 - 740	$22,549,042	110	11.27	$204,991	6.195	348.61	731	73.8
701 - 720	$22,263,461	101	11.13	$220,430	6.480	355.65	710	76.9
681 - 700	$21,951,870	113	10.98	$194,264	6.568	344.97	690	76.5
661 - 680	$27,009,943	140	13.50	$192,928	6.743	349.25	671	78.8
641 - 660	$28,295,012	150	14.15	$188,633	6.778	344.24	651	77.5
621 - 640	$22,687,495	113	11.34	$200,774	6.827	337.62	630	74.8
601 - 620	$6,914,010	33	3.46	$209,515	7.065	351.63	611	77.4
581 - 600	$1,462,848	9	0.73	$162,539	7.739	356.49	593	84.3
561 - 580	$314,179	3	0.16	$104,726	8.324	302.45	575	79.7
541 - 560	$499,061	1	0.25	$499,061	8.375	357.00	550	65.4
521 - 540	$230,832	2	0.12	$115,416	9.228	358.52	532	68.8
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$200,000,298	966	100.00	$207,040	6.498	347.18	695	74.9
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**



$200,000,298 (Group 2) Fixed Rate Mortgage Loans

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$200,000,298	966	100.00	$207,040	6.498	347.18	695	74.9
	$200,000,298	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$91,436,513	434	45.72	$210,683	6.649	342.50	689	75.9
12	$9,267,548	45	4.63	$205,946	6.571	345.00	700	70.5
24	$8,536,538	44	4.27	$194,012	6.574	350.57	694	73.9
36	$37,301,868	164	18.65	$227,450	6.167	351.51	704	71.7
60	$53,457,831	279	26.73	$191,605	6.447	352.01	700	76.5
24	**$200,000,298**	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

80% LTV/PMI Analysis (Excludes 701 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$365,478	1	0.73	$365,478	8.490	357.00	623	90.0
> 80% LTV, with MI	$49,386,720	264	99.27	$187,071	7.256	354.73	683	91.7
	$49,752,198	**265**	**100.00**	**$187,744**	**7.265**	**354.75**	**683**	**91.7**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$411,950	1	0.21	$411,950	6.375	357.00	768	39.1
5.01 - 10.00	$1,256,299	5	0.63	$251,260	5.963	276.34	734	45.8
10.01 - 15.00	$2,608,449	11	1.30	$237,132	6.101	320.18	710	60.1
15.01 - 20.00	$2,528,176	12	1.26	$210,681	5.607	358.54	751	66.8
20.01 - 25.00	$6,843,953	32	3.42	$213,874	5.887	341.52	717	62.6
25.01 - 30.00	$13,389,127	59	6.69	$226,934	5.931	355.86	720	69.8
30.01 - 35.00	$17,439,508	83	8.72	$210,115	6.050	349.76	712	72.4
35.01 - 40.00	$20,424,038	97	10.21	$210,557	6.228	334.59	696	72.7
40.01 - 45.00	$22,291,064	98	11.15	$227,460	6.475	352.44	688	78.3
45.01 - 50.00	$18,111,633	76	9.06	$238,311	6.650	351.96	683	78.3
50.01 - 55.00	$3,781,188	14	1.89	$270,085	6.009	356.01	705	68.5
> 55.00	$1,606,072	6	0.80	$267,679	6.151	272.43	685	74.8
Unknown	$89,308,841	472	44.65	$189,214	6.826	348.80	688	77.7
36.68	**$200,000,298**	**966**	**100.00**	**$207,040**	**6.498**	**347.18**	**695**	**74.9**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.